FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST QUARTER 2012 FINANCIAL RESULTS - HIGHLIGHTS

●
Net income before taxes for the first quarter of 2012 was MXN1,280m, an increase of MXN287m or 28.9% compared with MXN993m in the first quarter of 2011. The first quarter 2011 results were affected by restructuring expenses of MXN634m, a one off gain of MXN279m from the sale of an equity investment and the inclusion of the results of the Afore business which was sold in the third quarter of 2011. First quarter 2012 restructuring expenses were MXN314m.  Excluding the effect of these items, net income before taxes was MXN1,594m, up by MXN320m or 25.1% compared to the first quarter of 2011.

●
Net income for the first quarter of 2012 was MXN1,198m, an increase of MXN343m or 40.1% compared with MXN855m for the first quarter of 2011. Excluding the effect of the restructuring expenses, the one off gain on the sale of an equity investment in the first quarter of 2011 and the results of the Afore business sold in the third quarter of 2011, net income was MXN1,418m, up MXN346m or 32.3% compared to the first quarter of 2011.

●
Total operating income, net of loan impairment charges, for the first quarter of 2012 was MXN6,747m, a decrease of MXN687m or 9.2% compared with MXN7,434m for the first quarter of 2011. Excluding the effect of the one off gain on the sale of an equity investment in the first quarter of 2011 and the sale of the Afore business in the third quarter of 2011, total operating income was MXN6,747m, a decrease of MXN262m or 3.7% compared to the first quarter of 2011.

●	Loan impairment charges for the first quarter of 2012 were MXN1,654m, unchanged from that reported in the first quarter of 2011.

●
Net loans and advances to customers were MXN179.6bn at 31 March 2012, an increase of MXN12.4bn or 7.4% compared with MXN167.2bn at 31 March 2011. Total impaired loans as a percentage of gross loans and advances improved to 2.6% compared with 2.7% at 31 March 2011. The coverage ratio (allowance for loan losses divided by impaired loans) was 222.2% compared with 197.7% at 31 March 2011.

●	At 31 March 2012, deposits were MXN301.3bn, an increase of MXN41.6bn or 16.0% compared with MXN259.6bn at 31 March 2011.

●	Return on equity was 10.5% for the first quarter of 2012 compared with 7.2% for the first quarter of 2011.

●	At 31 March 2012, the bank's capital adequacy ratio was 14.7% and the tier 1 capital ratio was 11.4% compared with 14.4% and 10.9% respectively at 31 March 2011.

●	On 29 March 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share. On 30 March 2012, Grupo Financiero HSBC paid a dividend of MXN2,400m representing MXN0.94 per share.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 March 2012) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance operations.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The outlook for the Mexican economy in 2012 remains positive. Latest trade figures suggest exports have regained momentum, largely as a result of improved US economic data. In addition, recent figures suggest that domestic demand continues to strengthen and inflation data is below expectations. The Mexican peso strengthened against the US dollar during the first quarter of 2012.

For the quarter ended 31 March 2012, Grupo Financiero HSBC's net income was MXN1,198m, an increase of MXN343m or 40.1% compared with the first quarter of 2011. Improved net income was mainly driven by lower administrative expenses, partially offset by lower trading income.

Net interest income was MXN5,310m, an increase of MXN96m or 1.8% compared with the first quarter of 2011. Higher net interest income was due to an increase in loan portfolio balances mainly in payroll and personal loans, which were partially offset by lower spread in credit card and payroll loans, and increased deposit volumes.

Loan impairment charges were MXN1,654m, unchanged from that reported in the first quarter of 2011. Given the increase in loan portfolio balances, this reflects enhanced pre-screening of new customers, robust collection strategies and an overall improvement in the domestic credit climate.

Net fee income was MXN1,504m, a decrease of MXN114m or 7.0% compared with the first quarter of 2011. This decrease was mainly due to the non-recurrence of fee income as a result of the sale of the Afore business in third quarter of 2011.

Trading income was MXN716m, a decrease of MXN499m or 41.1% compared with the first quarter of 2011. The decrease is mostly due to non-recurring large derivatives deals and the gain of MXN279m arising from the sale of one of our equity investments in the first quarter of 2011.

Administrative and personnel expenses were MXN5,475m, a decrease of MXN966m or 15.0% compared with the first quarter of 2011. Excluding the effect of the restructuring charges, which were MXN320m lower than those incurred in the first quarter of 2011, and the expenses of the Afore business which was sold in the third quarter of 2011, the decrease would have been MXN583m or 10.1% compared with the first quarter of 2011. This reduction is mainly driven by the effect of cost reduction initiatives in both regional and Mexico local operations, such as sale and lease back of branches, restructuring our regional operations, write-off of intangible assets and other rationalisation programmes.

The cost efficiency ratio was 65.2% for the quarter ended 31 March 2012, compared with 70.9% for the quarter ended 31 March 2011. Excluding the effect of the restructuring expenses, the one off gain on sale of an equity investment and the results of the Afore business sold in the third quarter of 2011, the cost efficiency ratio was 61.4% for the quarter ended 31 March 2012, compared with 66.3% for the quarter ended 31 March 2011.

The performance of non-banking subsidiaries contributed positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported net income before taxes of MXN524m for the first quarter of 2012, up 12.1% compared with the first quarter of 2011. HSBC Seguros increased product sales, mainly in life products, which led to higher gross premiums, and in addition, investment income was higher compared to the same period in 2011. At 31 March 2012, the persistency ratio(1) (percentage of insurance policies remaining in force) increased to 11.1% from 10.4% at 31 March 2011.

Net loans and advances to customers increased by MXN12.4bn or 7.4% to MXN179.6bn at 31 March 2012 compared with 31 March 2011, driven by growth in both the commercial and consumer portfolios. Commercial portfolio growth is mainly due to higher lending to corporate clients and mid-market enterprises, while consumer portfolio growth was mainly driven by increased payroll and personal loans.

At 31 March 2012, total impaired loans increased by 2.9% to MXN5.0bn compared with 31 March 2011. A reduction in impaired consumer and mortgage loans was offset by an increase in impaired commercial loans, most of which arose from a single exposure. Total impaired loans as a percentage of total loans and advances to customers improved to 2.6% compared with 2.7% reported at 31 March 2011.

Total loan loss allowances at 31 March 2012 were MXN11.1bn, an increase of MXN1.5bn or 15.7% compared with 31 March 2011. The total coverage ratio (allowance for loan losses divided by impaired loans) was 222.2% at 31 March 2012 compared with 197.7% at 31 March 2011.

Total deposits were MXN301.3bn at 31 March 2012, an increase of MXN41.6bn or 16.0% compared with 31 March 2011. This is the result of increased sales efforts and targeted promotions, particularly for 'Inversion Express', 'Advance' and 'Premier' deposit products, as well as increases in payroll and commercial deposits.

At 31 March 2012, the bank's capital adequacy ratio was 14.7% compared with 14.4% at 31 March 2011. The tier 1 capital ratio was 11.4% compared with 10.9% at 31 March 2011.

On 29 March 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share. On 30 March 2012, Grupo Financiero HSBC paid a dividend of MXN2,400m representing MXN0.94 per share.

(1)This ratio has been calculated on a cumulative basis over five years because the most significant insurance product is the T5, which has a maturity of five years.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM reported growth in loans and deposits compared to 31 March 2011 and continues to benefit from a general improvement in credit quality of the portfolios. The increase in customer lending was driven mainly by payroll and personal loans as a result of a strong emphasis placed on targeted sales, utilising our customer relationship management capabilities.

Our branch operating model has evolved to minimise queues in branches and increase the use of our direct channels, while increasing customer satisfaction.

As part of our wealth management strategy, we are developing our Premier Relationship Managers to offer financial advisory services with the objective of increasing our existing customers' 'total relationship balance' and attracting new customers.

Commercial Banking

During the first quarter of 2012, Commercial Banking achieved a significant increase in deposits compared to 31 March 2011.

As part of our global strategy to capture international business opportunities, we have increased the promotion of products such as foreign exchange, trade and receivable finance.

In Business Banking, initiatives were launched to provide improvements in customer service, such as ATM loans disbursements, loan payments using alternative channels and sales campaigns through our recently established outbound call centre.

Additionally, we have been working on improving our products and processes based on the results of our 2011 Client Engagement Programme.

Global Banking and Markets

During the first quarter of 2012, our Debt Capital Markets business maintained its status as a leading underwriter in Mexico.  It has placed and participated in bond issuances for a total transaction amount of MXN25,473m, including INFONAVIT, Mexichem, Ford Credit, Bladex, NR Finance and Bancomext.

Global Banking continues to grow average balances, particularly in client bank deposits which have reported a 41.7% increase in average balances compared to 31 March 2011.

During the first quarter of 2012, HSBC acted as Mandated Lead Arranger (Trustee, Hedge and Stand-by letter Provider) for the largest project financing in the Latin America wind renewable energy sector.

Sale of HSBC general insurance manufacturing to AXA Group

In March 2012, Grupo Financiero HSBC announced that it had entered into agreements to sell its general insurance manufacturing portfolio to AXA Group.

HSBC and AXA Group are working together to ensure a seamless transition with a target completion date in the second half of 2012, subject to normal regulatory approvals.

Grupo Financiero HSBC first quarter 2012 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the quarter ended 31 March 2012, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN2,124m, an increase of MXN528m or 33.1% compared with MXN1,596m in March 2011.

The lower profit reported under Mexican GAAP is largely due to lower loan impairment charges under IFRS as result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,066 branches, 6,201 ATMs, approximately eight and a half million total customer accounts and approximately 18,500 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc and a member of the HSBC Group. With around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

For further information contact:

London
Brendan McNamara	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2012	2011	2012	2011
Assets

Cash and deposits in banks	45,343	53,879	45,345	53,881

Margin accounts	43	50	43	50

Investment in securities	162,092	170,573	147,606	156,672
Trading securities	34,471	36,473	28,435	30,554
Available-for-sale securities	111,857	119,390	111,857	118,799
Held to maturity securities	15,764	14,710	7,314	7,319

Repurchase agreements	9,787	362	9,787	362

Derivative transactions	36,151	25,379	36,151	25,379

Performing loans
Commercial loans	103,356	90,506	103,356	90,506
Loans to financial intermediaries	6,873	7,757	6,873	7,757
Consumer loans	30,603	26,948	30,603	26,948
Mortgage loans	18,355	17,553	18,355	17,553
Loans to government entities	26,471	29,136	26,471	29,136
Total performing loans	185,658	171,900	185,658	171,900
Impaired loans
Commercial loans	2,292	1,721	2,292	1,721
Consumer loans	1,059	1,260	1,059	1,260
Mortgage loans	1,626	1,854	1,626	1,854
Total impaired loans	4,977	4,835	4,977	4,835
Gross loans and advances to customers	190,635	176,735	190,635	176,735
Allowance for loan losses	(11,059)	(9,560)	(11,059)	(9,560)
Net loans and advances to customers	179,576	167,175	179,576	167,175
Premium receivables	71	54	-	-
Accounts receivables from reinsurers and rebonding companies	207	222	-	-
Other accounts receivable	48,136	28,800	47,523	28,839
Foreclosed assets	204	165	201	165
Property, furniture and equipment, net	7,834	8,799	7,834	8,795
Long-term investments in equity securities	155	583	143	120
Assets held for sale	181	188	-	-
Deferred taxes	6,328	5,741	6,224	5,636
Goodwill	1,172	2,696	-	-
Other assets, deferred charges and intangibles	4,326	5,208	4,083	5,011
Total assets	501,606	469,874	484,516	452,085

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2012	2011	2011	2010
Liabilities
Deposits	301,271	259,637	302,116	260,297
Demand deposits	173,047	153,463	173,892	154,123
Time deposits	123,955	101,906	123,955	101,906
Money market instruments	4,269	4,268	4,269	4,268

Bank deposits and other liabilities	23,888	19,921	23,888	19,921
On demand	-	3,827	-	3,827
Short-term	22,487	14,607	22,487	14,607
Long-term	1,401	1,487	1,401	1,487

Repurchase agreements	12,637	49,816	18,219	54,392
Stock lending	3	-	3	-
Financial assets pending to be settled	-	1,440	-	1,440
Collateral sold	7,849	9,215	2,227	4,639
Derivative transactions	34,969	24,009	34,969	24,009
Technical reserves	10,504	9,829	-	-
Reinsurers	20	17	-	-
Other payable accounts	54,578	40,020	53,305	41,452
Income tax	1,462	1,236	1,079	918
Contributions for future capital increases	-	-	-	2,013
Sundry creditors and other accounts Payable	53,116	38,784	52,226	38,521

Subordinated debentures outstanding	10,153	9,881	10,153	9,881

Deferred taxes	507	641	505	639

Total liabilities	456,379	424,426	445,385	416,670

Equity
Paid in capital	32,673	32,673	27,618	25,605
Capital stock	5,111	5,111	5,261	5,087
Additional paid in capital	27,562	27,562	22,357	20,518

Other reserves	12,545	12,764	11,513	9,807
Capital reserves	1,832	1,726	9,657	10,636
Retained earnings	8,959	11,368	514	131
Result from the valuation of available-for-sale securities	683	(1,277)	683	(1,277)
Result from cash flow hedging transactions	(127)	92	(127)	92
Net income	1,198	855	786	225
Minority interest in capital	9	11	-	3
Total equity	45,227	45,448	39,131	35,415
Total liabilities and equity	501,606	469,874	484,516	452,085

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2012	2011	2012	2011
Memorandum Accounts	2,794,342	2,490,065	2,683,426	2,383,147

Third party accounts	96,836	90,431	48,062	50,542
Clients current accounts	100	(24)	-	-
Custody operations	36,268	29,793	-	-
Transactions on behalf of clients	12,406	10,120	-	-
Third party investment banking operations, net	48,062	50,542	48,062	50,542

Proprietary position	2,697,506	2,399,634	2,635,364	2,332,605
Guarantees granted	9	16	9	16
Contingent assets and liabilities	-	115	-	115
Irrevocable lines of credit granted	24,668	17,185	24,668	17,185
Goods in trust or mandate	348,119	310,733	348,119	310,733
Goods in custody or under administration	288,199	257,710	283,088	252,599
Collateral received by the institution	55,443	14,220	55,443	14,220
Collateral received and sold or delivered as guarantee	53,144	17,926	47,566	13,346
Values in deposit	53	53	-	-
Suspended interest on impaired loans	239	236	239	236
Recovery guarantees for issued bonds	35,535	45,011	-	-
Paid claims	9	5	-	-
Cancelled claims	-	1	-	-
Responsibilities from bonds in force	3,723	3,623	-	-
Other control accounts	1,888,365	1,732,800	1,876,232	1,724,155

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2012	2011	2012	2011
Interest income	7,932	7,187	7,742	7,017
Interest expense	(2,813)	(2,191)	(2,818)	(2,196)

Earned premiums	693	601	-	-
Technical reserves	(223)	(110)	-	-
Claims	(279)	(273)	-	-

Net interest income	5,310	5,214	4,924	4,821

Loan impairment charges	(1,654)	(1,654)	(1,654)	(1,654)
Risk-adjusted net interest income	3,656	3,560	3,270	3,167

Fees and commissions receivable	2,058	2,050	1,959	1,841

Fees payable	(554)	(432)	(448)	(328)

Trading income	716	1,215	607	839

Other operating income	871	1,041	971	1,124

Total operating income	6,747	7,434	6,359	6,643

Administrative and personnel expenses	(5,475)	(6,441)	(5,588)	(6,477)

Net operating income	1,272	993	771	166

Undistributed income from subsidiaries	8	-	6	9

Net income before taxes	1,280	993	777	175
Income tax	(304)	(315)	(137)	(41)
Deferred income tax	165	121	146	94
Net income before discontinued operations	1,141	799	786	228

Discontinued operations	57	59	-	-

Minority interest	-	(3)	-	(3)

Net income	1,198	855	786	225

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2012	32,673	1,832	8,849	547	(243)	2,510	11	46,179

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	2,510	-	-	(2,510)	-	-
Cash dividends	-	-	(2,400)	-	-	-	-	(2,400)
Total	-	-	110	-	-	(2,510)	-	(2,400)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,198	-	1,198
Result from valuation of available- for-sale securities	-	-	-	136	-	-	-	136
Result from cash flow hedging transactions	-	-	-	-	116	-	-	116
Others							(2)	(2)
Total	-	-	-	136	116	1,198	(2)	1,448
Balances at 31 March 2012	32,673	1,832	8,959	683	(127)	1,198	9	45,227

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2012	27,618	11,057	(202)	547	(243)	716	3	39,496

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	716	-	-	(716)	-	-
Constitution of reserves	-	-	-	-	-	-	-	-
Cash dividends	-	(1,400)	-	-	-	-	-	(1,400)
Total	-	(1,400)	716	-	-	(716)	-	(1,400)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	786	-	786
Result from valuation of available- for-sale securities	-	-	-	136	-	-	-	136
Result from cash flow hedging transactions	-	-	-	-	116	-	-	116
Others	-	-	-	-	-	-	(3)	(3)
Total	-	-	-	136	116	786	(3)	1,035
Balances at 31 March 2012	27,618	9,657	514	683	(127)	786	-	39,131

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Mar 2012

Net income	1,198
Adjustments for items not involving cash flow:	2,412
Depreciation and amortisation	525
Provisions	1,476
Income tax and deferred taxes	138
Technical reserves	223
Discontinued operations	57
Undistributed income from subsidiaries	(7)

Changes in items related to operating activities:
Margin accounts	(16)
Investment securities	15,860
Repurchase agreements	(4,038)
Stock borrowing	(1)
Derivative (assets)	6,755
Loan portfolio	(2,838)
Foreclosed assets	2
Operating assets	(18,848)
Deposits	3,843
Bank deposits and other liabilities	(8,648)
Creditors repo transactions	3,310
Collateral sold or delivered as guarantee	(9,855)
Derivative (liabilities)	(8,327)
Subordinated debentures outstanding	(334)
Accounts receivables from reinsurers and coinsurers	107
Accounts receivables from premiums	196
Reinsurers and bonding	(29)
Other operating liabilities	16,416
Funds provided by operating activities	(6,445)

Investing activities:
Acquisition of property, furniture and equipment	(399)
Intangible asset acquisitions	(247)
Funds used in investing activities	(646)

Financing activities:
Cash dividends	(2,400)
Funds used in financing activities	(2,400)

Financing activities:
Increase / Decrease in cash and equivalents	(5,881)
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	45,343

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Mar 2012

Net income	786
Adjustments for items not involving cash flow:	1,986
Depreciation and amortisation	525
Provisions	1,476
Income tax and deferred taxes	(9)
Undistributed income from subsidiaries	(6)

Changes in items related to operating activities:
Margin accounts	(17)
Investment securities	14,392
Repurchase agreements	(4,038)
Derivative (assets)	6,756
Loan portfolio	(2,838)
Foreclosed assets	2
Operating assets	(18,186)
Deposits	3,995
Bank deposits and other liabilities	(8,648)
Creditors repo transactions	2,847
Stock borrowing	(1)
Collateral sold or delivered as guarantee	(9,431)
Derivative (liabilities)	(8,327)
Subordinated debentures outstanding	(334)
Other operating liabilities	18,193
Income tax paid	(759)
Funds provided by operating activities	(6,394)

Investing activities:
Acquisition of property, furniture and equipment	(280)
Intangible asset acquisitions	(577)
Funds used in investing activities	(857)

Financing activities:
Cash dividends	(1,400)
Funds used in financing activities	(1,400)

Financing activities:
Increase / Decrease in cash and equivalents	(5,879)
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	45,345

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the quarter ended 31 March 2012 and an explanation of the key reconciling items.

31 Mar
Figures in MXN millions	2012

Grupo Financiero HSBC - Net Income Under Mexican GAAP	1,198

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefitsW	24
Deferral of fees received and paid on the origination of loansW	12
Loan impairment chargesW	495
Purchase accounting adjustmentsW	(3)
Recognition of the present value in-force of long-term insurance contractsW	3
OtherW	(137)
Net income under IFRS	1,592
US dollar equivalent (millions)	123
Add back tax expense	532
Profit before tax under IFRS	2,124
US dollar equivalent (millions)	164
Exchange rate used for conversion	12.97

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

●
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

●	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 April 2012